UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                Amendment No. 2



                              Witness Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    977424100
                  --------------------------------------------
                                 (CUSIP Number)




                                December 31, 2003
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)



                                Page 1 of 7 pages

-----------------------
  CUSIP No. 977424100                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman Sachs Asset Management, L.P.


------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

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                     5.   Sole Voting Power

     Number of

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               0

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           0

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

          0%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           IA

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                               Page 2 of 7 pages

Item 2(a).         Name of Persons Filing:
                   Goldman  Sachs  Asset  Management,  L.P.

Item 2(b).         Address of Principal Business Office or, if none, Residence:
                   32 Old Slip
                   New York, NY 10005

Item 2(c).         Citizenship:
                   Goldman Sachs Asset Management, L.P. - Delaware


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

          (a).[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


          (e).[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                   Goldman Sachs Asset Management, L.P.

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.            Ownership.(1)(2)

          (a).     Amount beneficially owned:
                   See the response(s) to Item  9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).


                               Page 3 of 7 pages

Item 5.            Ownership of Five Percent or Less of a Class.
                   If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].


Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------
     (1) In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by Goldman Sachs Asset Management, L.P. ("GSAM LP"). GSAM LP, an investment advisor, disclaims beneficial ownership of any securities managed, on GSAM LP's behalf, by third parties.

     (2) This statement amends the statement on Schedule 13G as most recently amended by Amendment No. 1 thereto filed with the SEC on February 14, 2003 by Goldman Sachs Asset Management ("GSAM"), a separate business unit of The Goldman Sachs Group, Inc. Beginning on or about April 26, 2003, GSAM LP assumed all, or substantially all of the rights and responsibilities of Goldman Sachs Asset Management ("GSAM"), a separate business unit of The Goldman Sachs Group, Inc. under the terms of its advisory agreements. The full assumption is expected to be completed by the close of the first quarter of 2004.


                              Page 4 of 7 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2004


                                GOLDMAN SACHS ASSET MANAGEMENT, L.P.


                                By: /s/ Roger S. Begelman
                                   ----------------------------------------
                                Name:   Roger S. Begelman
                                Title:  Attorney-in-fact





                              Page 5 of 7 pages

                                INDEX TO EXHIBITS


Exhibit No.   Exhibit
-----------   -------


  99.1 Power of Attorney, dated November 19, 2003, relating to Goldman Sachs Asset Management, L.P.




                              Page 6 of 7 pages

                                                                  EXHIBIT (99.1)



                                POWER OF ATTORNEY


    KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

    THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

    IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 19th, 2003.


GOLDMAN SACHS ASSET MANAGEMENT, L.P.


By: s/ Howard Surloff
----------------------------
Name:  Howard Surloff
Title: Managing Director




                              Page 7 of 7 pages